EXHIBIT 1

November 13, 2003

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX - ERF.un

NYSE – ERF

ENERPLUS ANNOUNCES THIRD QUARTER RESULTS FOR 2003

Enerplus Resources Fund is pleased to announce the results from operations for the third quarter of 2003:

Third Quarter Highlights:

•                  Cash distributions paid to Unitholders totaled $1.09 per unit, a 24% increase over the distributions paid in the same period of last year, representing an 88% payout ratio for the quarter;

•                  Total return to Unitholders for the first nine months of 2003 was 37% including unit price appreciation and cash distributions;

•                  Daily production volumes averaged 69,281 BOE/day, on track with our annual target of 68,900 BOE/day;

•                  A total of 109 net development wells were drilled with a 98% success rate;

•                  Completed an equity offering of 4.9 million trust units raising gross proceeds of $151 million which lowered the Fund’s debt/funds flow ratio to 0.9 times;

•                  Completed $21.2 million of asset acquisitions increasing the Fund’s interests in core areas;

•                  Closed a private debt offering of US$54 million of senior unsecured notes with a 12-year amortizing term and a coupon rate of 5.46% subsequent to the quarter.

2003 has proven to be a very positive year for Enerplus to date.  Our capital expenditure program, with a 98% drilling success rate, combined with our acquisition activities, is keeping Enerplus on track to meet our production targets for 2003 despite year-to-date dispositions of non-core properties totaling $47.2 million.

Commodity prices have remained higher than anticipated throughout 2003, allowing us to strengthen our balance sheet while increasing year-over-year distributions to Unitholders.  These strong commodity prices, however, have been negatively affected by the recent strength of the Canadian dollar, as our realized prices of both crude oil, and to some extent natural gas, are based upon the West Texas Intermediate (“WTI”) and NYMEX benchmark prices in U.S. dollars. In response to the exchange effects and an overall reduction in commodity prices from the first half of the year, the final cash distribution payment for the quarter was reduced by two cents per unit.

Subsequent to the quarter, Enerplus was successful in closing a US$54 million private debt offering with a group of U.S.-based institutions.  These senior, unsecured notes have an average 10-year life and were issued at a 5.46% coupon rate priced at par, representing a one-percent spread over 10-year U.S. treasury bonds at the time. We believe this issue set a new benchmark for the sector reflecting the strength and credit quality of the Fund.

SELECTED FINANCIAL AND OPERATING RESULTS

For the nine months ended September 30,	2003	2002

Average Daily Production
Natural gas (Mcf/day)	240,009	204,463
Crude oil (bbls/day)	24,636	23,117
NGLs (bbls/day)	4,632	4,299
Total (BOE/day) (6:1)	69,270	61,493
% Natural gas	59%	55%
Established Reserve life index (years) (1)	13.8	14.0

Average Selling Price Pre-Hedging
Natural gas (per Mcf)	$6.70	$3.44
Crude oil (per bbl)	37.68	33.69
NGLs (per bbl)	32.66	23.06
US$ exchange rate	$0.7011	$0.6369

Netback per BOE
Oil & Gas Sales Before Hedging	$38.83	$25.69
Cost of Hedging	(2.15)	(0.17)
Royalties, net of ARTC	(7.89)	(5.27)
Operating Costs	(6.30)	(5.71)
Operating Netback	22.49	14.54
General and Administrative	(0.92)	(0.60)
Management Fees	(0.16)	(0.80)
Interest	(0.82)	(0.74)
Taxes	(0.24)	(0.24)
Funds Flow from Operations (prior to Management Internalization) (2)	20.35	12.16
Internalization of Management Contract	(2.91)	—
Funds Flow from Operations (2)	$17.44	$12.16

Financial (000’s)
Net Income	$209,490	$64,499
Funds Flow from Operations (prior to Management Internalization)(2)	381,038	200,937
Internalization of Management Contract	(55,100)	—
Funds Flow from Operations (2)	325,938	200,937
Cash Distributed	281,588	170,506
Cash Withheld for Debt Repayment	44,350	33,920
Debt Outstanding	377,947	362,458
Development Capital Spending	118,042	101,040
Acquisitions	211,574	48,270
Divestments	47,192	2,446

Financial per Unit
Net Income	$2.47	$0.92
Funds Flow from Operations (prior to Management Internalization)(2)	4.49	2.87
Internalization of Management Contract	(0.65)	—
Funds Flow from Operations (2)	3.84	2.87
Cash Distributed (3)	3.27	2.40
Cash Withheld for Debt Repayment	0.52	0.48
Payout Ratio	86%	84%
Payout Ratio (prior to Management Internalization)(2)	74%	84%

Debt/Trailing 12 Month Funds Flow Ratio(2)	0.9	x	1.3	x

(1) As at December 31 of prior year

(2) See discussion in the Management’s Discussion and Analysis

(3) Calculated based on distributions paid or payable each month relating to the period

TRUST UNIT TRADING SUMMARY	TSX ERF.un – (CDN$)	NYSE ERF – (US$)
for the three months ended September 30, 2003
High	$37.10	$26.73
Low	$30.75	$22.28
Close	$35.25	$26.05

2003 CASH DISTRIBUTIONS PER TRUST UNIT		CDN$	US$

First Quarter Total		$1.07	$0.75
Second Quarter Total		$1.11	$0.80

Production Month	Payment Month

July	September	$0.37	$0.26
August	October	0.37	0.27
September	November	0.35	0.27	*
Third Quarter Total		$1.09	$0.80

Year-to-date Total		$3.27	$2.35

* Calculated using an exchange rate of 1.31 as of November 1, 2003

OPERATIONS ACTIVITY

Third quarter operating results for Enerplus saw oil and natural gas production average 69,281 BOE/day, on track to achieving our annual average production target of 68,900 BOE/day despite our ongoing divestment activity.  Total divestments, net of property acquisitions, are expected to be approximately 2,350 BOE/day for the year.  This includes approximately 400 BOE/day of net acquisitions in the third quarter and approximately 900 BOE/day of net divestments anticipated in the fourth quarter.  We expect our exit rate for the year to approximate 70,000 BOE/day given our successful development program that is offsetting natural declines and our divestment program.

Capital spending is expected to be in line with our estimate of $155 million for the year.  Development projects across the various Business Units are producing better than expected returns overall which is supporting the positive production performance noted above.

Operating costs of $6.70 per BOE during the quarter are up slightly over the second quarter due to increasing costs industry wide, power costs in particular, on both Enerplus operated and our partner-operated properties.  We anticipate annual operating costs to average $6.45 per BOE for the year, 10% higher than anticipated at the beginning of the year.

Evidencing our continued commitment to conducting our operations in a safe and environmentally responsible manner, Enerplus has sustained its safety record of zero lost-time accidents for employees, and continues to proactively address environmental concerns. We are also proud to advise our Unitholders that we have achieved the highest level of stewardship recognized under the Canadian Association of Petroleum Producers’ stewardship program, that being the platinum level.

VALUE CREATION ACTIVITY ON EXISTING ASSETS

Enerplus maintained its development focus in the third quarter, participating in a total of 183 gross wells (109.1 net) with a 98% success rate.  We expect to maintain production volumes and offset the natural declines associated with oil and gas assets with our current capital program.  Of the 183 gross wells drilled, Enerplus operated 129 gross wells, participated in 54 gross non-operated wells and spent $44.7 million on exploitation activities not including acquisition and divestment activity.  The majority of the wells drilled will further develop our natural gas projects in both our operated shallow gas areas and our joint interest foothills and deep basin projects. Enerplus is on pace to drill approximately 300 net wells during 2003 as planned.

Third Quarter Drilling Activity

	Crude Oil Wells		Natural Gas Wells		Dry & Abandoned Wells		Total Wells
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Operated	8.0	7.8	119.0	90.7	2.0	1.8	129.0	100.3
Non-Operated	27.0	2.3	27.0	6.5	0.0	0.0	54.0	8.8
Total	35.0	10.1	146.0	97.2	2.0	1.8	183.0	109.1

Year-to-date Total	63.0	24.4	313.0	198.3	9.0	3.8	385.0	226.5

Third Quarter Success Rate:  98%

Success Rate Year-to-date:  98%

Southern Business Unit

The Fund continued to develop its shallow natural gas acreage in southern Alberta, drilling over 100 gross wells in the third quarter and staying on track to drill approximately 250 gross wells in 2003.  Overall production increases from this infill program are expected to be 12.0 MMcf/day, slightly below our expectation of 13.8 MMcf/day due to weaker results in a portion of the Hanna/Garden and Medicine Hat North areas.  Efforts to test increased density drilling in several areas are proceeding with results expected in 2004.

In addition, the Fund received regulatory approval to expand the waterflood unit in the Medicine Hat Glauconitic “C” pool Unit to include the entire oil pool. The waterflood that was successfully implemented in approximately half the pool in 2001 has nearly doubled the oil production rate with 700 BOE/day of incremental gross production from that portion of the pool.  We anticipate that the remainder of the pool will be under waterflood by the end of the first quarter of 2004 with production increases expected later in 2004.

A total of approximately $50 million will be spent in the Southern Business Unit in 2003, adding approximately 2,700 BOE/day of initial production.

Eastern Business Unit

Waterflood development within the business unit continued to be a key focus during the third quarter. Results are in line with expectations based on a successful infill drilling program in Silver Heights, a successful reactivation program at Joarcam, and expected results from drilling and stimulation programs at Giltedge, Gleneath and Cadogan. In addition, new shallow gas opportunities are being pursued in this area. Overall, the Eastern Business Unit expects to spend approximately $25 million in 2003 to bring on over 1,400 BOE/day of initial production throughout the year.

Central Business Unit

The Central Business Unit had an active and successful third quarter pursuing various shallow natural gas opportunities with strong results from our Edmonton sand and Belly River sand development projects.  Ten shallow Edmonton sand natural gas wells were drilled producing over 600 BOE/day while a Belly River stimulation program added over 250 BOE/day of incremental natural gas production.  Both projects were significantly above expectations.  The Central Business Unit expects to invest approximately $15 million in 2003 to add 1,900 BOE/day during the year.

Northern Business Unit

Development activity continued to focus on the Progress and Valhalla areas where the Fund participates in a relatively smaller number of higher cost/higher impact wells.  Overall results are in line with expectations with dry holes at Glacier and South Valhalla being offset by successful reactivations at Pouce Coupe and Spirit River.  Overall the business unit anticipates spending close to $20 million during 2003 adding approximately 1,750 BOE/day of initial production.

Joint Venture Business Unit (Non-Operated)

Enerplus has seen a significant increase in drilling activity on non-operated properties with continued positive results.  In the Deep Basin area, Enerplus has participated in the drilling of over 70 low working interest deep natural gas wells year-to-date which are expected to add approximately 1,000 BOE/day of production net to the Fund.  We also successfully tied in the deep foothills natural gas opportunities drilled in the last quarter on the lands acquired through acquisitions. These wells are in line with expectations producing approximately 400 BOE/day net to Enerplus.  The Joint Venture Business Unit expects to invest $45 million to add approximately 3,500 BOE/day of initial production over the year.

PORTFOLIO MANAGEMENT THROUGH ACQUISITIONS AND DIVESTMENTS

During the third quarter, Enerplus acquired a net 414 BOE/day through two acquisitions after considering the impact of a series of smaller divestments. The two acquisitions were focused on increasing working interests in the core areas of Joarcam and Hanna/Garden whereby $21.2 million was invested to acquire established reserves of 3.3 MMBOE and 528 BOE/day of production.  These transactions represent attractive acquisition parameters of $6.42 per BOE of established reserves and $40,151/BOE/day of production when considered in conjunction with the 17.3 year established reserve life index and the upside potential included in these assets.

Enerplus also continued to execute the previously announced non-core divestment program during the quarter. Through a series of transactions, the Fund sold approximately $3.5 million ($2.3 million net of divestment costs and adjustments) of non-core properties with associated production of approximately 114 BOE/day and established reserves of approximately 1.14 MMBOE.  We anticipate selling an additional 900 BOE/day of production during the fourth quarter to wrap-up the divestment program.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis of the financial results of Enerplus Resources Fund (“Enerplus” or the “Fund”) should be read in conjunction with:

•                  the MD&A and Audited Consolidated Financial Statements as at and for the years ended December 31, 2002 and 2001; and

•                  the Unaudited Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2003 and 2002.

All amounts are stated in Canadian dollars unless otherwise specified. Where applicable, natural gas has been converted to barrels of oil equivalent (“BOE”) based on 6 Mcf:1 BOE. In accordance with Canadian practice, production volumes, reserve volumes and revenues are reported on a gross basis (before crown, freehold and other royalties) unless otherwise indicated.

Throughout the MD&A, Management uses funds flow from operations (“funds flow”) to analyze operating performance and leverage.  Funds flow as presented does not have any standardized meaning as prescribed by Canadian Generally Accepted Accounting Principles (“GAAP”) and therefore it may not be comparable with the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with GAAP.  All references to funds flow throughout this report are based on cash flow from operating activities before changes in non-cash working capital.

RESULTS OF OPERATIONS

Production

Daily production averaged 69,281 BOE/day during the three months ended September 30, 2003, representing a 14% increase over production volumes of 60,730 BOE/day for the same period in 2002.  Year-to-date daily production was 69,270 BOE/day for 2003, or 13% greater than 61,493 BOE/day for the nine months ended September 30, 2002.

The acquisitions of Celsius Energy Resources Ltd., which closed in the fourth quarter of 2002 and PCC Energy Inc. and PCC Energy Corp. (collectively “PCC”), which closed on March 5, 2003, were the primary contributors to the production increase.  These production gains from acquisitions along with the gains from the Fund’s active developmental drilling program were partially offset by divestments and production outages resulting from plant maintenance and turnarounds.

Looking forward to the fourth quarter and year-end, the Fund continues to target average annual production of 68,900 BOE/day for 2003 despite an active disposition program.  Enerplus expects an exit production rate of approximately 70,000 BOE/day reflecting production gains from the current development program.

	Three months ended September 30,		Percent	Nine months ended September 30,		Percent
	2003	2002	Change	2003	2002	Change
Daily Production Volumes
Natural gas (Mcf/day)	243,458	198,452	23	240,009	204,463	17
Crude oil (bbls/day)	23,910	23,560	1	24,636	23,117	7
Natural gas liquids (bbls/day)	4,795	4,095	17	4,632	4,299	8

Total daily sales (BOE/day)	69,281	60,730	14	69,270	61,493	13

Pricing and Price Risk Management

The Fund realized a 72% increase in the average price (before hedging) received on natural gas from $3.37/Mcf for the three months ended September 30, 2002 to $5.78/Mcf in 2003. In comparison the AECO monthly index price for natural gas increased 94% while the NYMEX price only increased 56%.  The increase of 72% correlates with the Fund’s weighting of products relative to the AECO and NYMEX price indices.  For year-to-date September 30, 2003 the Fund has received an average price of $6.70/Mcf for its natural gas, 95% higher than the average price received in 2002.  Similarly, for the corresponding period, the AECO monthly index price increased 93% and the NYMEX price increased 90%.

The average price that Enerplus received for its crude oil (before hedging) decreased 7% from CDN$37.41/bbl for the third quarter of 2002 to CDN$34.96/bbl for the same period in 2003. Although the price of benchmark West Texas Intermediate (“WTI”) crude oil reflected a 7% increase from US$28.27/bbl to US$30.18/bbl, the Canadian equivalent of the benchmark actually decreased 6%.  For the nine months ended September 30, 2003, the Fund received an average price of $37.68/bbl for crude oil, which was 12% higher than $33.69/bbl received in 2002. This compares to an 11% increase in the price of WTI crude oil after adjusting for the US$ exchange rate.

During the third quarter the Canadian dollar strengthened by 13% against the U.S. dollar compared to the same period in 2002.  For the nine months ended September 30, 2003 the Canadian dollar strengthened 10% compared to September 30, 2002.  As Enerplus’ crude oil sales and a portion of its natural gas sales are priced in relation to U.S. dollar reference prices, the strengthening Canadian dollar has reduced Enerplus’ sale proceeds and continues to dampen the effects of an otherwise strong WTI crude oil market.  As at September 30, 2003 Enerplus did not have any foreign exchange hedges associated with its revenue stream.

	Three months ended September 30,		Percent Change	Nine months ended September 30,		Percent Change
	2003	2002		2003	2002
Average Selling Price (before the effects of hedging)
Natural gas (per Mcf)	$5.78	$3.37	72	$6.70	$3.44	95
Crude oil (per bbl)	$34.96	$37.41	(7)	$37.68	$33.69	12
Natural gas liquids (per bbl)	$30.04	$25.81	16	$32.66	$23.06	42
Per BOE	$34.47	$27.24	27	$38.83	$25.69	51

	Three months ended September 30,		Percent Change	Nine months ended September 30,		Percent Change
	2003	2002		2003	2002
Average Benchmark Pricing
AECO (30 Day) natural gas (per Mcf)	$6.29	$3.25	94	$7.07	$3.67	93
NYMEX natural gas (US$ per Mcf)	$5.10	$3.26	56	$5.72	$3.01	90
WTI crude oil (US$ per bbl)	$30.18	$28.27	7	$30.99	$25.39	22
US$ exchange rate	$0.7247	$0.6398	13	$0.7011	$0.6369	10

Enerplus has continued to implement hedging transactions in accordance with its commodity price risk management program during the third quarter. The program is intended to provide a measure of stability to the Fund’s cash distributions as well as ensure Enerplus realizes positive economic returns from its capital development and acquisition activities.  During the third quarter Enerplus entered into three crude oil transactions for a total of 4,500 bbls/day and one natural gas transaction for 2.8 MMcf/day.  Enerplus’ commodity price risk management program is described in detail in Note 7 to the unaudited interim consolidated financial statements.

The following table summarizes the physical and financial contracts in place for Enerplus’ production at September 30, 2003 with respect to the balance of 2003 and 2004 production respectively:

	Contracted	% of estimated oil production		Contracted	% of estimated gas production
	Gas volumes (MMcf/day)	Gross	Net of royalties	Oil volumes (bbls/day)	Gross	Net of royalties
Physical & Financial
Fourth quarter of 2003	91.5	35	44	12,000	47	59
First half of 2004	73.1	28	35	11,400	45	56
Second half of 2004	52.5	20	25	11,650	46	57

For the three months ended September 30, 2003, Enerplus realized a hedging cost of $4.9 million on natural gas and $2.8 million on crude oil as the market price for crude oil and natural gas exceeded the Fund’s hedged price ceilings during the quarter.  For the comparable period in 2002, Enerplus realized a hedging gain of $0.8 million on natural gas and a hedging cost of $1.7 million on crude oil.

For the nine months ended September 30, 2003, the Fund realized a hedging cost of $29.3 million on natural gas and $11.4 million on crude oil compared to a $0.5 million hedging cost on natural gas and $2.4 million on crude oil for the same period in 2002 as commodity market prices exceeded the Fund’s hedged price ceilings.

The mark-to-market value of Enerplus’ forward commodity price contracts at September 30, 2003 represented an unrealized cost of $8.8 million for natural gas and $7.2 million for crude oil.  In other words, if Enerplus were to settle its forward commodity price contracts at September 30, 2003 with reference to the forward market at that time, it would have to make a payment of approximately $16.0 million. The mark-to-market cost increased from December 31, 2002 because the forward prices for crude oil and natural gas had strengthened by September 30,

2003. Whether or not actual hedging costs or gains are realized will depend on actual prices realized during the applicable price contract periods.

OIL AND GAS SALES

During the third quarter crude oil and natural gas revenues were $211.9 million or 40% higher than the $151.3 million reported during the same period in 2002.  For the nine months ended September 30, 2003 crude oil and natural gas revenues were $693.6 million or 62% higher than the $428.4 million reported during the same period in 2002.  Both increases during the third quarter and nine months ended September 30, 2003 were due to higher crude oil and natural gas prices and production volumes, which were offset in part by increased hedging costs.

ANALYSIS OF SALES REVENUES ($ millions)

	Crude Oil	NGLs	Natural Gas	Total
Quarter ended September 30, 2002	$79.4	$9.7	$62.2	$151.3

Price variance	(5.4)	1.9	54.1	50.6
Volume variance	1.2	1.7	14.0	16.9
Hedging cost variance	(1.1)	—	(5.8)	(6.9)

Quarter ended September 30, 2003	$74.1	$13.3	$124.5	$211.9

	Crude Oil	NGLs	Natural Gas	Total
Year-to-date September 30, 2002	$210.2	$27.1	$191.1	$428.4

Price variance	26.8	12.1	214.5	253.4
Volume variance	14.0	2.1	33.4	49.5
Hedging cost variance	(8.9)	—	(28.8)	(37.7)

Year-to-date September 30, 2003	$242.1	$41.3	$410.2	$693.6

Royalties

Royalties increased from $29.0 million or 19% of oil and gas sales for the three months ended September 30, 2002 to $44.5 million or 21% of oil and gas sales for the three months ended September 30, 2003.  Year-to-date royalties were $88.5 million or 21% of oil and gas sales for 2002 compared to $149.2 million and 21% for 2003.  The increase in royalties is a result of increased production and prices experienced during 2003 compared to 2002.

Operating Expenses

Operating expenses totaled $42.7 million or $6.70/BOE for the three months ended September 30, 2003 compared to $34.7 million or $6.21/BOE for the same period in 2002.  The additional operating expenses recorded during the quarter resulted from an overall increase in costs due to industry activity combined with increased maintenance costs, plant turnarounds and annual property tax charges normally incurred during the third quarter.

For the nine months ended September 30, 2003, operating costs were $119.2 million or $6.30/BOE compared to $95.9 million or $5.71/BOE in 2002.  Year-to-date expenses continue to be greater than expectations as a result of prior year charges for equalizations on partner operated facilities, as well as rising costs for utilities, labour, and lease rentals experienced during 2003.

Given the cost increases realized to date, Enerplus expects operating costs to average approximately $6.45/BOE.

General and Administrative Expenses

General and administrative (“G&A”) expenses were $5.8 million or $0.92/BOE for the three months ended September 30, 2003 compared to $3.4 million or $0.60/BOE for the same period in 2002.  G&A expenses totaled $17.3 million or $0.92/BOE compared to $10.1 million or $0.60/BOE for the nine-month period in 2002.  The increase in costs experienced during 2003 compared to 2002 is a result of hiring and severance costs related to an organizational restructuring.  In addition, the Fund recorded costs for staff compensation, lease costs, and other general and administrative costs as a result of the internalization of management.  Enerplus expects G&A costs to remain relatively consistent at approximately $0.92/BOE for the remainder of the year.

Pursuant to the full cost accounting guideline, Enerplus capitalized $2.9 million and $8.5 million or 25% of gross G&A costs for the three and nine months ended September 30, 2003 compared to $2.0 million and $6.1 million for the comparable periods in 2002. The majority of these capitalized costs represent compensation costs for staff involved in the Fund’s development and acquisition activities.

Management Fees and Internalization Expense

Effective April 23, 2003, all external management fees have been eliminated upon the purchase of Enerplus Global Energy Management Company (“EGEM”), owner of the Enerplus management contract, from an indirect subsidiary of El Paso Corporation (“El Paso”). Under the terms of the transaction, El Paso agreed to fix the management fees for the period January 1, 2003 to April 23, 2003 at an amount of $3.2 million.  The amount recorded as management fee expense was adjusted to reflect the amortization of the note payable to EGEM as more fully described in Note 3 to the unaudited interim consolidated financial statements.

Enerplus expensed all of the costs associated with the management internalization totaling $55.1 million during the second quarter of 2003.  This treatment is in accordance with Emerging Issues Committee Abstract 138, “Internalization of the Management Function in Royalty and Income Trusts”, issued by the Canadian Institute of Chartered Accountants.

Interest Expense

Interest expense for the three months ended September 30, 2003 was $4.8 million compared to $5.1 million during 2002.  The decrease was primarily due to lower average debt outstanding as a result of the equity offering completed on July 17, 2003, which was partially offset by a higher average prime interest rate during the period compared to 2002.

Interest expense for the nine months ended September 30, 2003 was $15.5 million compared to $12.4 million for the same period in 2002. The increase in interest expense was a result of higher average debt outstanding and a higher average prime interest rate during 2003 compared to the same period in 2002.

The prime interest rate decreased 25 basis points on July 15, 2003 and a further 25 basis points on September 3, 2003 to 4.50% and is expected to remain at this level throughout the remainder of 2003.

Enerplus had the following fixed and floating rate debt outstanding as at the end of each period as outlined below:

Total Debt ($ millions)	September 30, 2003	% of Total Debt	December 31, 2002	% of Total Debt
Floating
Bank debt	$34.6	9	$18.4	5
Senior unsecured debentures	268.3	71	268.3	74
Fixed
Bank debt	75.0	20	75.0	21
Total debt	$377.9	100	$361.7	100

Depletion, Depreciation and Amortization

Depletion, depreciation and amortization (“DD&A”) was $59.1 million or $9.27/BOE for the three months ended September 30, 2003 compared to $52.7 million or $9.42/BOE for the same period in 2002. DD&A increased to $175.0 million or $9.26/BOE for the nine months ended September 30, 2003 from $158.9 million or $9.47/BOE for the same period in 2002.  Higher production volumes during 2003 have increased the total amount of DD&A expense, while the increase in the overall proven reserves has decreased the rate of DD&A per BOE.

Taxes

Future income taxes arise from differences between the accounting and tax bases of the operating companies’ assets and liabilities. In the Fund’s structure, payments are made between the operating companies and the Fund, transferring both income and income tax liability to the unitholders.

For the three months ended September 30, 2003, a future income tax recovery of $6.3 million was included in income compared to a recovery of $11.1 million for the comparable period in 2002.  For the nine months ended September 30, 2003, a future income tax recovery of $54.9 million was included in income compared to a recovery of $19.3 million for the same period in 2002.  The significant recovery recorded during the second quarter of 2003 was due to the enactment of legislation to reduce income tax rates and provide for the deduction of crown royalties and the elimination of the deduction for resource allowance.

Netbacks

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002

Production (BOE) per day	69,281	60,730	69,270	61,493

Weighted average selling price	$34.47	$27.24	$38.83	$25.69
Cost of oil and gas hedging	(1.22)	(0.16)	(2.15)	(0.17)
Net weighted average selling price	$33.25	$27.08	$36.68	$25.52
Royalties, net of ARTC	(6.98)	(5.19)	(7.89)	(5.27)
Operating costs	(6.70)	(6.21)	(6.30)	(5.71)
Operating netback	$19.57	$15.68	$22.49	$14.54
General and administrative	(0.92)	(0.60)	(0.92)	(0.60)
Management fees	—	(1.30)	(0.16)	(0.80)
Internalization of management contract	—	—	(2.91)	—
Interest expense	(0.75)	(0.92)	(0.82)	(0.74)
Capital taxes	(0.27)	(0.22)	(0.24)	(0.24)
Total cash netback per BOE after the effects of the internalization of the management contract	$17.63	$12.64	$17.44	$12.16
Total cash netback per BOE before the effects of the internalization of the management contract	$17.63	$12.64	$20.35	$12.16

Net Income and Funds Flow From Operations

Net income for the three months ended September 30, 2003 was $59.7 million or $0.68 per trust unit.  This compares to $29.1 million or $0.41 per trust unit in 2002.  Net income for the nine months ended September 30, 2003 was $209.5 million or $2.47 per trust unit after the effects of the management internalization.  Net income for the same period in 2002 was $64.5 million or $0.92 per trust unit.

The increase in net income for the three and nine months ended September 30, 2003 was due to higher production volumes and more favorable commodity pricing in comparison to the same periods in 2002.  One-time management internalization costs of $55.1 million recorded during the second quarter of 2003 resulted in net income for the nine months ended September 30, 2003 being lower than would otherwise be realized by the improved oil and natural gas prices.  However, the management internalization costs have been partially offset by a $54.9 million future tax recovery, which was primarily a result of tax rate reductions discussed previously.

Funds flow from operations was $111.5 million or $1.27 per trust unit for the three months ended September 30, 2003 and $325.9 million or $3.84 per trust unit, which includes the management internalization costs for the nine months ended September 30, 2003.  This compares to $69.6 million or $0.98 per trust unit and $200.9 million or $2.87 per trust unit for the three and nine months ended September 30, 2002 respectively.

Funds flow from operations were higher for the three and nine months ended September 30, 2003 compared to corresponding periods in 2002, reflecting the higher production volumes and more favorable commodity pricing realized during the first nine months of 2003.

Cash Available for Distribution

Enerplus makes monthly cash distributions based on net cash flow from its crude oil and natural gas operations.  A portion of this cash flow is withheld to repay bank indebtedness incurred with respect to acquisitions and ongoing capital spending.

For the three months ended September 30, 2003, Enerplus generated $111.5 million in funds flow from operations. Of this amount, $98.4 million ($1.09 per trust unit) was paid to unitholders, representing 88% of funds flow.

For the nine months ended September 30, 2003, Enerplus generated $381.0 million in funds flow from operations excluding the costs associated with internalizing the management contract.  Of this amount, $281.6 million ($3.27 per trust unit) was paid to unitholders, representing 74% of funds flow, $55.1 million

($0.65 per trust unit) was used to pay the costs associated with the internalization of management and $44.3 million ($0.52 per trust unit) was retained for debt reduction.

After taking into account the costs related to the internalization of management, the distributions to unitholders for the nine months ended September 30, 2003 represents 86% of funds flow from operations.

Management monitors the Fund’s distribution payout policy with respect to forecast cash flows, debt levels, and spending plans.   Management is prepared to adjust the payout levels in an effort to balance the investor’s desire for distributions with the Fund’s requirement to maintain a prudent capital structure.

The following table reconciles Enerplus’ “Funds Flow from Operations” with the cash available for distribution to unitholders:

Reconciliation of Cash Available for Distribution for the Period ($ millions except per trust unit amounts)	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

Funds flow from operations before internalization of management contract	$111.5	$69.6	$381.0	$200.9
Management internalization costs	—	—	(55.1)	—
Funds flow from operations	111.5	69.6	325.9	200.9
Cash withheld for debt reduction	(13.1)	(3.9)	(44.3)	(33.9)
Accruals (1)	—	(1.2)	—	3.5
Cash available for distribution	$98.4	$64.5	$281.6	$170.5
Cash available for distribution per trust unit	$1.09	$0.88	$3.27	$2.40

(1) Pursuant to the 2002 Royalty Agreement with Enerplus Resources Corporation, the royalty paid to the Fund was determined on a cash basis. Accordingly, the change in accrued net revenues for the period is added back to funds flow for purposes of this reconciliation.  The Royalty Agreement was amended in 2003 to reflect the accrual basis of accounting.

Capital Expenditures

The following table summarizes Enerplus’ capital expenditures and dispositions for the three and nine months ended September 30, 2003:

Capital Expenditures ($millions)	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002

Development drilling and recompletions	$38.3	$32.0	$95.3	$60.4
Plant and facilities	5.5	12.8	18.6	34.7
Land and seismic	0.9	0.3	2.9	2.0
Sub-total	44.7	45.1	116.8	97.1
Office	0.6	1.0	1.2	3.9
Sub-total	45.3	46.1	118.0	101.0
Acquisitions of oil and gas properties	21.2	25.4	45.8	48.3
Corporate acquisitions	—	—	165.8	—
Dispositions of non-core oil and gas properties	(2.3)	(0.3)	(47.2)	(2.4)
Total Net Capital Expenditures	$64.2	$71.2	$282.4	$146.9

Enerplus spent $45.3 million and $118.0 million on capital expenditures including development drilling, plant and facility projects for the three and nine months ended September 30, 2003, respectively, compared to $46.1 million and $101.0 million for the corresponding periods in 2002.  The Fund drilled 109.1 net wells during the quarter with a 98% success rate, primarily in the shallow gas operated development areas.

Acquisitions of $21.2 million and divestments of $2.3 million were completed during the three months ended September 30, 2003 compared to $25.4 million of acquisitions and $0.3 million of divestments for the same period in 2002.  The major property acquisitions during the quarter included interests in Hanna/Garden Plains, Joarcam and the Calgary Crossfield and Elkton Gas Units.  During the nine months ended September 30, 2003, acquisitions and divestments totaled $211.6 million and $47.2 million respectively compared to $48.3 million and $2.4 million in 2002.

Liquidity and Capital Resources

Long-term debt at September 30, 2003 was $377.9 million, comprised of $109.6 million of unsecured bank indebtedness and $268.3 million of senior unsecured notes.  The $16.2 million increase from December 31, 2002 can be attributed to the acquisition of PCC and the internalization of the management contract, offset partially with cash from operations withheld for debt repayments and the equity offering of 4.9 million trust units.

Financial Leverage and Coverage Ratios	Nine months ended September 30, 2003		Year ended December 31, 2002

Long-term debt to EBITDA(1)	0.8	x	1.1	x
EBITDA to interest expense(2)	21.4	x	17.4	x
Long-term debt to long-term debt plus equity	18%		19%

(1)   EBITDA may be used in determining the ability of the Fund to generate cash from operations.  It is calculated from the consolidated statement of income as revenue less operating expenses, general and administrative expenses, management fees and internalization costs.  This measure does not have any standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other entities.

(2) EBITDA to interest expense ratio is based on the first nine months of 2003 plus the last three months of 2002.

On May 31, 2003, Enerplus’ total borrowing base limit was increased to $850 million from $700 million.  As a result, Enerplus’ bank credit facilities were increased by $150 million from $431.7 million to $581.7 million and are now available under a demand operating line of credit of $31.7 million and a $550.0 million, 364 day revolving committed line of credit.

On July 17, 2003 Enerplus completed an equity offering of 4,900,000 trust units at a price of $30.80 per trust unit for gross proceeds of $150,920,000 ($143,074,000 net of issuance costs).  Net proceeds from the offering were used to reduce outstanding indebtedness under existing credit facilities and to fund future acquisitions and capital expenditures, as well as for general corporate purposes.

Subsequent to September 30, 2003 the Fund closed an offering of US$54.0 million (CDN$72,792,000) senior unsecured notes maturing October 1, 2015, to a group of U.S. institutional investors.  The notes have a fixed coupon rate of 5.46% priced at par and have a 12-year term with a 10-year average life.  Principal payments are required in five equal installments beginning October 1, 2011 and ending October 1, 2015.  At the time of pricing, the yield on the benchmark 10-year U.S. Treasury bond was 4.46%.

This offering further diversifies Enerplus’ capital sources and provides long-term credit commitments at attractive fixed interest rates.  Currently no financial hedging contracts have been entered into related to the US$54.0 million unsecured notes.  As a result of the offering, the Fund’s revolving committed bank credit facility decreased by $72,792,000 to $477,208,000.

Trust Unit Information

Enerplus had 89,427,000 trust units outstanding at September 30, 2003 compared to 74,751,000 trust units at September 30, 2002 reflecting the additional equity offerings completed subsequent to September 30, 2002.  The weighted average number of trust units outstanding for the nine months ended September 30, 2003 was 84,903,000 (2002 – 70,066,000).

During the three months ended September 30, 2003, 263,000 trust units were issued pursuant to the Trust Unit Monthly Distribution Reinvestment and Unit Purchase Plan (“DRIP”) and the trust unit options and rights plans. This resulted in $7.7 million of additional equity raised by the Fund from these plans for the three months ended September 30, 2003.

During the nine months ended September 30, 2003, 1,147,000 trust units were issued pursuant to DRIP and the trust unit options and rights plans resulting in $30.0 million of additional equity raised by the Fund for the nine month period.

Taxability of Distributions

In the current commodity price environment, Enerplus expects that approximately 80% of the distributions paid to Canadian unitholders in 2003 will be taxable and the remaining 20% will be treated as a tax deferred return of capital.  It is estimated that approximately 85% of the distributions paid to U.S. unitholders in 2003 will be taxable and the remaining 15% will be treated as non-taxable.

Forward-Looking Statements

This discussion and analysis contains forward-looking statements relating to future events or future performance.  In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions.  These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, including the business risks discussed in the MD&A included in the Fund’s 2002 annual report, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.  Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Dated November 13, 2003.

ENERPLUS RESOURCES FUND

CONSOLIDATED BALANCE SHEET

($ thousands) (Unaudited)	September 30, 2003	December 31, 2002

ASSETS
Current assets
Cash and cash equivalents	$—	$718
Accounts receivable	57,604	92,986
Other current	8,910	1,975
	66,514	95,679

Property, plant and equipment	3,356,030	3,071,298
Accumulated depletion and depreciation	(867,953)	(697,153)
	2,488,077	2,374,145

Deferred charges	1,689	1,807

	$2,556,280	$2,471,631

LIABILITIES
Current liabilities
Accounts payable	$92,182	$79,189
Distributions payable to unitholders	33,090	24,870
Payable to related party (Note 3)	—	19,038
	125,272	123,097

Long-term debt (Note 5)	377,947	361,729
Future income taxes (Note 6)	286,595	340,269
Accumulated site restoration	61,186	59,038
Deferred credits	2,523	4,266
Payable to related party (Note 3)	—	1,400
	728,251	766,702

EQUITY
Unitholders’ capital (Note 2)	2,345,263	2,156,999
Accumulated income	649,936	440,446
Accumulated cash distributions	(1,292,442)	(1,015,613)
	1,702,757	1,581,832

	$2,556,280	$2,471,631

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENT OF INCOME

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands except per unit amounts) (Unaudited)	2003	2002	2003	2002

REVENUES
Oil and gas sales	$211,948	$151,286	$693,630	$428,408
Crown royalties	(32,208)	(21,161)	(112,732)	(66,013)
Freehold and other royalties	(12,295)	(7,823)	(36,434)	(22,502)
	167,445	122,302	544,464	339,893

EXPENSES
Operating	42,683	34,689	119,195	95,853
General and administrative	5,843	3,352	17,334	10,085
Management fees (Note 3)	—	7,216	3,042	13,571
Management internalization (Note 3)	—	—	55,100	—
Interest	4,762	5,138	15,484	12,367
Depletion, depreciation and amortization	59,078	52,656	175,021	158,906
	112,366	103,051	385,176	290,782

Income before taxes	55,079	19,251	159,288	49,111
Capital taxes	1,743	1,294	4,673	3,950
Future income tax recovery (Note 6)	(6,320)	(11,124)	(54,875)	(19,338)
NET INCOME	$59,656	$29,081	$209,490	$64,499

Net income per trust unit
Basic	$0.68	$0.41	$2.47	$0.92

Diluted	$0.67	$0.41	$2.46	$0.92

Weighted average number of Units outstanding (thousands)
Basic	88,106	70,850	84,903	70,066
Diluted	88,496	71,019	85,197	70,181

CONSOLIDATED STATEMENT OF ACCUMULATED INCOME

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands) (Unaudited)	2003	2002	2003	2002

Accumulated income, beginning of period	$590,280	$359,988	$440,446	$324,570
Net income	59,656	29,081	209,490	64,499
Accumulated income, end of period	$649,936	$389,069	$649,936	$389,069

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended September 30		Nine Months Ended September 30
($ thousands) (Unaudited)	2003	2002	2003	2002
OPERATING ACTIVITIES
Net income	$59,656	$29,081	$209,490	$64,499
Depletion, depreciation and amortization	59,078	52,656	175,021	158,906
Future income tax recovery (Note 6)	(6,320)	(11,124)	(54,875)	(19,338)
Site restoration and abandonment costs incurred	(908)	(1,023)	(3,698)	(3,130)
Funds flow from operations	111,506	69,590	325,938	200,937
Decrease in non-cash operating working capital	8,352	1,787	14,114	21,832
	119,858	71,377	340,052	222,769
FINANCING ACTIVITIES
Issue of trust units, net of issue costs (Note 2)	150,471	124,591	172,615	131,274
Cash distributions to unitholders	(99,175)	(61,589)	(276,829)	(165,460)
Increase (decrease) in bank credit facilities (Note 5)	(128,259)	(78,351)	16,218	(50,131)
Payment to related party (Note 3)	—	(128)	(1,400)	(384)
Deferred charges	—	—	—	(1,892)
Decrease in non-cash financing working capital	2,092	266	8,220	1,566
	(74,871)	(15,211)	(81,176)	(85,027)
INVESTING ACTIVITIES
Property, plant and equipment	(50,805)	(71,476)	(148,152)	(149,310)
Proceeds on sale of property, plant and equipment	2,228	308	47,192	2,446
Corporate acquisitions (Note 4)	—	—	(165,815)	—
Decrease (increase) in non-cash investing working capital	3,590	17,110	7,181	11,614
	(44,987)	(54,058)	(259,594)	(135,250)

Increase (decrease) in cash	—	2,108	(718)	2,492
Cash, beginning of period	—	1,363	718	979
Cash, end of period	$—	$3,471	$—	$3,471

SUPPLEMENTARY CASH FLOW INFORMATION
Cash income taxes paid	$—	$—	$—	$—
Cash interest paid	$1,748	$2,099	$12,296	$9,483

CONSOLIDATED STATEMENT OF ACCUMULATED CASH DISTRIBUTIONS

	Three Months Ended September 30		Nine months Ended September 30
($ thousands) (Unaudited)	2003	2002	2003	2002

Accumulated cash distributions, beginning of period	$1,193,267	$881,863	$1,015,613	$777,992
Cash distributions to unitholders	99,175	61,589	276,829	165,460
Accumulated cash distributions, end of period	$1,292,442	$943,452	$1,292,442	$943,452

SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars) (Unaudited)

1.             SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Enerplus Resources Fund (“Enerplus” or the “Fund”) have been prepared by management following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002.  The note disclosure requirements for annual financial statements provide additional disclosure to that required for these interim statements. Accordingly, these interim statements should be read in conjunction with the Fund’s consolidated financial statements for the year ended December 31, 2002. Certain year amounts have been adjusted to reflect current period presentation.

2.             FUND CAPITAL

(a)           Unitholders’ Capital

Authorized:  Unlimited Number of Trust Units

	Nine months ended September 30, 2003		Year ended December 31, 2002
Issued: (thousands)	Units	Amount	Units	Amount

Balance, beginning of period	82,898	$2,156,999	69,532	$1,826,507
Redemption of units	(18)	(438)	—	—
Issued for cash:
Pursuant to public offerings	4,900	143,074	12,709	314,624
Pursuant to option and rights plans	666	15,945	140	2,844
Distribution Reinvestment & Unit Purchase Plan	481	14,034	486	12,284
Issued on acquisition of property interests	500	15,649	31	740
Balance, end of period	89,427	$2,345,263	82,898	$2,156,999

On July 17, 2003, Enerplus completed an equity offering of 4,900,000 trust units at a price of $30.80 per trust unit for gross proceeds of $150,920,000 ($143,074,000 net of issuance costs).

(b)           Trust Unit Rights Incentive Plan

As at September 30, 2003, a total of 1,709,000 rights, representing 1.9% of the total trust units outstanding were outstanding, pursuant to the Trust Unit Rights Incentive Plan (“Rights Plan”) of which 77,000 were exercisable. Under the Rights Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5% of the net property, plant and equipment of Enerplus at the end of such calendar quarter result in a reduction in the exercise price of the rights. Results from the first, second and third quarters of 2003 reduced the exercise price by $0.31 (effective July 2003), $0.38 (effective October 2003), and $0.39 per trust unit (effective January 2004) respectively.

The exercise price of the rights granted under the Fund’s Rights Plan may be reduced in the future.  The amount of the price reduction of the rights cannot be reasonably determined as it is dependent on a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of the amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment.  Accordingly, it is not possible to determine a fair value for the rights granted under this plan.

Compensation costs for pro forma disclosure purposes have been determined based on the excess of the trust unit price over the reduced exercise price of the rights at the date of the financial statements.  For the three and nine months ended September 30, 2003, net income would be reduced by $2,360,000 ($0.03 per trust unit) and $3,776,000 ($0.04 per trust unit) respectively, for the estimated compensation cost associated with the rights granted under the Rights Plan on or after January 1, 2002.

Activity for the rights issued pursuant to the Rights Plan is as follows:

	Nine months ended September 30, 2003		Year ended December 31, 2002
(thousands except per Unit amounts)	Number of Rights	Weighted Average Exercise Price (1)	Number of Rights	Weighted Average Exercise Price

Rights outstanding at beginning of period	2,028	$25.11	1,318	$24.50
Granted	405	31.90	873	26.18
Exercised	(553)	24.15	(22)	24.31
Cancelled	(171)	25.20	(141)	24.44
Outstanding at end of period	1,709	26.42	2,028	25.11
Rights exercisable at end of period	77	$24.43	571	$24.31

(1)  Exercise price reflects grant prices less reduction in strike price discussed above

The following table summarizes information with respect to outstanding Trust Unit Rights as at September 30, 2003:

(thousands)	Rights Outstanding at September 30, 2003	Adjusted Exercise Prices	Expiry Date December 31,	Rights Exercisable September 30, 2003

	575	$23.66	2007	56
	10	$24.73	2008	1
	31	$25.68	2008	4
	46	$26.68	2008	16
	655	$25.58	2008	—
	134	$27.39	2009	—
	147	$33.00	2009	—
	111	$36.00	2009	—
	1,709	$26.42		77

(c)           Trust Unit Option Plan

As at September 30, 2003, 9,000 options pursuant to the Trust Unit Option Plan are outstanding and exercisable. These options are exercisable at an average price of $22.24 and expire December 31, 2004.  During the nine months ended September 30, 2003, 112,000 options were exercised at a weighted average price of $22.04 and 2,000 options were canceled at a weighted average price of $22.90.

No new options have been granted under the Trust Unit Option Plan as this plan was superseded by the Rights Plan discussed above.

3.             RELATED PARTY TRANSACTIONS

On April 23, 2003, the Fund internalized its management contract for total consideration including costs associated with the transaction of $55,100,000 before working capital. The $55,100,000 consideration was expensed during the second quarter of 2003 in connection with the acquisition and consisted of a cash payment of $48,898,000 to acquire all of the outstanding common shares of the former management company, Enerplus Global Energy Management (“EGEM”) from an indirect subsidiary of El Paso Corporation (“El Paso”), $4,700,000 of retention bonuses to be provided to the management and employees of the Fund, and $1,502,000 of costs associated with the transaction.

In conjunction with the acquisition, El Paso agreed to fix the management fee for the period January 1, 2003 to April 23, 2003 at an amount of $3,200,000. For the nine months ended September 30, 2003, the fixed management fee of $3,200,000 was reduced by $158,000, reflecting the amortization of the note payable to EGEM pursuant to the share purchase agreement dated June 21, 2001.

In prior years, Enerplus had entered into financial instrument contracts at market rates with an indirect subsidiary of El Paso Corporation, who prior to April 23, 2003, was the ultimate parent of EGEM.  These contracts expire during the fourth quarter of 2003 and are outlined in Note 7.

4.             CORPORATE ACQUISITIONS

PCC Energy Inc. and PCC Energy Corp.

On March 5, 2003, the Fund executed an agreement to purchase all of the outstanding shares of PCC Energy Inc. and PCC Energy Corp. (collectively “PCC”), which immediately prior to the acquisition were wholly-owned Canadian subsidiaries of U.S.-based PetroCorp Incorporated, for cash consideration of $165,815,000.  Available lines of credit financed the acquisition that is being accounted for using the purchase method of accounting for business combinations. A portion of the properties acquired through the acquisition of PCC are subject to a royalty arrangement that is structured as a net profits interest with a private U.S. company. Results from the operations of PCC, after reduction for the net profits interest, have been included in the Fund’s consolidated financial statements subsequent to March 5, 2003.

The allocation to the fair value of the assets acquired and liabilities assumed, plus the future tax costs are summarized as follows:

($ thousands)
Property, plant and equipment	$168,123
Cash	8,846
Working capital deficiency	(9,953)
Future income taxes	(1,201)
$165,815

5.             LONG-TERM DEBT

($ thousands)	September 30, 2003	December 31, 2002
Bank credit facilities	$109,619	$93,401
Senior unsecured notes	268,328	268,328
Total long-term debt	$377,947	$361,729

On May 31, 2003, the Fund’s borrowing base was increased by $150,000,000 to $850,000,000 reflecting the additional value of Enerplus’ proven oil and natural gas reserves since the last such review.  Accordingly, the revolving committed line and the demand operating line under the Fund’s Bank credit facilities were increased to $550,000,000 and $31,672,000 from $402,000,000 and $29,672,000 respectively.

Subsequent to the quarter ended September 30, 2003 Enerplus closed an offering of US$54,000,000 (CDN$72,792,000) senior unsecured notes maturing October 1, 2015, to a group of U.S. institutional investors.  The notes have a coupon rate of 5.46% priced at par and have a 12-year term with a 10-year average life. Principal payments are required in five equal installments beginning October 1, 2011 and ending October 1, 2015.  As a result of the offering, the Fund’s revolving committed line decreased by $72,792,000 to $477,208,000.

6.             INCOME TAXES

A future income tax recovery of $54,875,000 was recorded in income during the nine months ended September 30, 2003, which includes a $35,800,000 recovery attributable to recent changes enacted to decrease income tax rates from 28% to 21% by the year 2007. These changes also provide for the deduction of crown royalties and eliminate the deduction for resource allowance.

7.             FINANCIAL INSTRUMENTS

The Fund’s financial instruments that are included in the consolidated balance sheet are comprised of current assets, current liabilities, bank credit facilities, and the senior unsecured notes. The fair market values of the current assets and liabilities approximate their carrying amount due to the short-term maturity of these instruments. The carrying value of the bank credit facilities approximates its fair value as the majority of borrowings are made through short-term banker’s acceptances. The fair value of the senior unsecured notes is approximately $259,884,000, which represents the discounted net present value of the future U.S. dollar interest and principal payments based on current interest and foreign exchange rates.

The Fund is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.  The Fund uses various types of financial instruments to manage these market risks. The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the instruments outstanding as at September 30, 2003 with reference to forward prices and mark-to-market valuations provided by independent sources. The Fund may be exposed to losses in the event of default by the counterparties to these instruments. This credit risk is controlled by the Fund through the selection of financially sound counterparties.

Interest Rate and Cross Currency Swaps

The Fund has entered into interest rate swaps on $75,000,000 of notional debt at rates varying from 3.74% to 4.70%.  These interest rate swaps were initially entered for three-year terms,

however, during the second quarter of 2003, in an effort to maintain a portion of debt at fixed rates, Enerplus extended the term of its interest rate swaps for an additional year to June 2006.

The mark-to-market value of the interest rate swaps described above as at September 30, 2003 represents an unrealized cost of $2,271,000.  The mark-to-market value of the cross currency swap related to the Senior Unsecured Notes as at September 30, 2003 represents an unrealized cost of $8,444,000.

Crude Oil Instruments

Enerplus has entered into the following financial option contracts that are designed to reduce a downward impact of crude oil prices. The mark-to-market value of the financial crude oil contracts outstanding as at September 30, 2003 reflects an unrealized cost of $7,228,000.

The following table summarizes the Fund’s crude oil risk management positions at September 30, 2003:

		WTI US$/bbl
	Daily Volumes bbls/day	Sold Call	Purchased Put	Sold Put
Term
Oct. 1, 2003 – Dec. 31, 2003
3-Way option	1,000	$30.00	$28.00	$23.95
Oct. 1, 2003 – Sep. 30, 2004
3-Way option	1,500	$29.00	$22.00	$19.25
Oct. 1, 2003 – Sep. 30, 2004
3-Way option	1,500	$30.00	$23.00	$20.00
Oct. 1, 2003 – Dec. 31, 2003
3-Way option	1,500	$27.00	$19.50	$17.00
3-Way option	1,500	$28.00	$20.15	$17.00
3-Way option	1,500	$28.51	$22.00	$19.50
Oct. 1, 2003 – Jun. 30, 2004
3-Way option	1,500	$28.00	$22.50	$19.60
3-Way option	500	$28.00	$22.50	$19.90
Oct. 1, 2003 – Dec. 31, 2004
3-Way option	1,500	$29.50	$22.00	$20.00
Jan. 1, 2004 – Dec. 31, 2004
3-Way option	1,000	$28.10	$23.00	$20.50
3-Way option	1,000	$28.50	$25.00	$22.00
3-Way option	1,400	$28.00	$23.00	$19.50
3-Way option(1)	1,500	$29.25	$25.00	$22.00
Jul. 1, 2004 – Jun. 30, 2005
3-Way option	1,500	$28.00	$24.00	$21.00
Jul. 1, 2004 – Sep. 30, 2005
3-Way option(1)	1,500	$29.50	$24.50	$21.50
Oct. 1, 2004 – Sep. 30, 2005
3-Way option(1)	1,500	$29.40	$24.50	$21.50
Jan. 1, 2004 – Dec. 31, 2005
3-Way option(2)	1,500	$30.00	$27.23	$23.00

(1) Financial option transactions entered into during the third quarter of 2003.

(2) Financial option transaction entered into subsequent to September 30, 2003 that is not included in the mark-to-market values.

Natural Gas Instruments

Enerplus has the following physical and financial contracts in place on its gross natural gas production as described below. The mark-to-market value of the financial natural gas contracts outstanding as at September 30, 2003 reflects an unrealized cost of $8,795,000.

The following table summarizes the Fund’s natural gas risk management positions at September 30, 2003:

		AECO$/Mcf CDN$
	Daily Volumes MMcf/d	Sold Call	Purchased Put	Sold Put	Fixed Price and Swaps	Escalated Price
Term(1)

Oct. 1, 2003 – Oct. 31, 2003
Physical	2.8	—	—	—	$2.64	—
Collar (2)	7.1	$5.27	$3.69	—	—	—
Put (2)	7.1	—	$3.69	—	—	—
Oct. 1, 2003 – Dec. 31, 2003
Physical	2.0	—	—	—	—	$2.23
3-way option	9.5	$7.91	$4.27	$3.17	—	—
Swap	5.7	—	—	—	$5.80	—
Oct. 1, 2003 – Jun. 30, 2004
3-way option	9.5	$7.39	$4.75	$3.17	—	—
Oct. 1, 2003 – Sep. 30, 2004
3-way option	9.5	$6.67	$4.75	$3.17	—	—
3-way option	9.5	$7.39	$4.75	$3.69	—	—
Oct. 1, 2003 – Oct. 31, 2006
Swap	9.5	—	—	—	$5.47	—
Swap	4.8	—	—	—	$5.25	—
Swap	4.8	—	—	—	$5.24	—
Swap	4.8	—	—	—	$5.28	—
Oct. 1, 2003 – Oct. 31, 2003
Collar	4.8	$6.33	$4.75	—	—	—
Collar	4.8	$6.18	$4.75	—	—	—
Oct. 1, 2003 – Dec. 31, 2004
3-way option	9.5	$7.91	$5.80	$4.22	—	—
Oct. 1, 2003 – Oct. 31, 2004
Swap	3.8	—	—	—	$2.90	—
Jan. 1, 2004 – Dec. 31, 2004
Swap	2.8	—	—	—	$5.51	—
Jan. 1, 2004 – Jun. 30, 2005
3-way option(1)	2.8	$7.12	$5.69	$4.75	—	—
2004-2010
Physical	2.0	—	—	—	—	$2.52

(1)   Financial option transactions entered into during the third quarter of 2003.

(2)   The counterparty to these natural gas collars and puts is a subsidiary of El Paso Corporation which prior to April 23, 2003 was the ultimate parent of EGEM (refer to Note 3). The option premiums for these instruments are $170,000 and are being amortized over their remaining terms.

8.             COMMITMENT

Enerplus has an office lease commitment that extends to November 30, 2009.  Annual costs of this lease commitment, which include rent and operating fees, amount to approximately $3,500,000.

A complete copy of the 3rd Quarter Report for 2003 will be available at www.enerplus.com on Tuesday, November 18, 2003.  For further information and a complete copy of the 3rd Quarter Report for 2003, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

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Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus disclaims any responsibility to update these forward-looking statements.

Eric P. Tremblay

Senior Vice-President, Capital Markets